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                                                                    Exhibit 99.4

                PEAK INTERNATIONAL REPORTS THIRD QUARTER RESULTS

         -- OPERATING MARGINS, EXCLUSIVE OF SPECIAL CHARGE, IMPROVE --

FOR IMMEDIATE RELEASE
---------------------

HONG KONG AND AUSTIN, TEXAS, JANUARY 29, 1999-- Peak International Limited (NASDAQ: PEAKF) (AMEX:PTT) today reported strengthening in its business markets for its fiscal third quarter ended December 31, 1998.

For the three month period, reflecting the pick up of unit volume in the semiconductor industry, Peak's net sales of $17.49 million marked an increase of 14% over the previous quarter. This year's fiscal third quarter revenue growth marks a change from the declining revenues experienced by Peak over the first half of fiscal 1999.

In addition, operating income for the December 31, 1998 quarter, exclusive of a special charge, also exceeded the $2.90 million of operating income reported for the fiscal second quarter ended September 30, 1998 and reached $3.94 million. The special charge, which totaled $2.00 million, relates to the termination of the employment contract of a former executive. It includes the costs of settlement under the contract as well as associated legal and professional fees. Inclusive of this special charge, operating income for the fiscal 1999 third quarter was $1.94 million, and net income was $1.88 million, or $0.14 per share both basic and fully diluted. For the same quarter ended December 31, 1997, reported operating income was $5.79 million and net income was $5.63 million, or $0.42 per share basic and $0.41 per share fully diluted. Net sales for the comparable 1998 fiscal quarter were $19.51 million.

Jerry Mo, President and Chief Executive Officer, stated, "As our results indicate, we are beginning to benefit from the recovery that is now developing in the semiconductor industry. Peak's operating income, exclusive of the special charge, for the year's fiscal third quarter was 23% of sales, up from 19% of sales in the preceding quarter. Exclusive of the special charge, earnings per share was $0.29, an increase over the $0.23 per share for the preceding quarter, and net income reached $3.88 million, up from $3.15 million for the September 30, 1998 quarter."

"With Peak well positioned as a key supplier to the semiconductor industry, the company is focused on continuing to build its market share, particularly in those segments where there is both room for market share growth and attractive margin potential. In this regard, we are concentrating on and succeeding in expanding Peak's margins. The cost reduction programs we put in place at the beginning of this year's fiscal second quarter are enabling Peak to reduce its operating expenditures and invest further in its business efficiencies in its target markets. At the same time, Peak's ability to respond to and service customer needs is helping to expand revenues and enhance the company's long term competitive strengths. This, in turn, will facilitate the
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Board and management's efforts to build Peak's inherent values to the benefit of all shareholders." Mr. Mo said.

Peak International Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and other electronic components.


Contact: Robert D. Siegfried     Contact: Jerry Mo
         Kekst and Company                Peak International Ltd.
         (212) 521-4800                   Austin, Texas
                                          (516) 339-4684 or
                                          Hong Kong
                                          852-2492-2287



                           Peak International Limited
                           Income Statement Excerpts
               (all amounts in thousands, except per share data)
                                  (unaudited)


                                                Three Months Ended December 31,
                                                     1998             1997

Net Sales                                          $17,488          $19,506
Cost of Goods Sold                                  10,322           10,520
Gross Profit                                         7,166            8,986

General & Administrative and
Research & Development                               1,791            1,653
Selling & Marketing                                  1,440            1,543
G&A - special charge                                 2,000                -
Operating Income                                     1,935            5,790

Other Income                                           201               55
Interest Income-net                                    131              341
Profit Before Tax                                    2,267            6,186

Taxation                                               384              556
NET INCOME                                         $ 1,883          $ 5,630
EARNINGS PER SHARE - BASIC                         $  0.14          $  0.42
                   - DILUTED                       $  0.14          $  0.41
Weighted Avg. Number of Shares-Diluted              13,509           13,717


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                                                Nine Months Ended December 31,
                                                     1998             1997

Net Sales                                          $48,561          $53,539
Cost of Goods Sold                                  29,096           29,496
Gross Profit                                        19,465           24,043

General & Administrative and
Research & Development                               5,253            4,464
Selling & Marketing                                  4,342            4,181
G&A - special charge                                 2,000                -
Operating Income                                     7,870           15,398

Other Income                                           647              470
Interest Income-net                                    598              204
Profit Before Tax                                    9,115           16,072

Taxation                                               998            1,333
NET INCOME                                         $ 8,117          $14,739
EARNINGS PER SHARE - BASIC                         $  0.60          $  1.17
                   - DILUTED                       $  0.60          $  1.16
Weighted Avg. Number of Shares-Diluted              13,523           12,736



                           Consolidated Balance Sheet

(in thousands)
ASSETS                                December 31, 1998    March 31, 1998
                                          (unaudited)
Current assets:
  Cash & cash equivalents                   $ 9,820           $19,314
  Accounts receivable-net                    11,896            14,416
  Inventory-net                              26,809            27,941
  Other current assets                        1,836             1,521
  Total current assets                       50,361            63,192
Property, plant and
equipment-net                                49,064            26,348
TOTALS                                      $99,425            89,540


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Bank borrowings                               320                89
  Accounts payable                            6,641             7,251
  Taxation                                    4,737             3,800
  Total Current Liabilities                  11,698            11,140

  LT Provision                                  647                 -
  Deferred income taxes                         815               818
Total Liabilities                            13,160            11,958
Stockholders' Equity:
  Share capital                                 135               135
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  Additional paid-in capital                 34,620            34,034
  Retained earnings                          52,234            44,117
  Cumulative translation
  adjustment                                   (724)             (704)
Total stockholders'
equity                                       86,265            77,582

TOTALS                                      $99,425           $89,540

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of Peak at the time Peak made the statements with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "antici pates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.